

INVESTFEED, INC

111 Nelson Street. Suite #2

Brooklyn, New York 11231

646-750-3115 www.investFeed.com

OWNERSHIP AND CAPITAL STRUCTURE

Principal Security Holders

Name of Holders	No. and Class of Securities Now Held	% Of Voting Power Prior to Offering
Ronald Chernesky	450,000 shares of common stock	38.94
Andrew Freedman	450,000 shares of common stock	38.94

Our Securities

Our authorized capital stock consists of 4,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. As of September 14, 2016, the Company had 1,115,553 shares of common stock and no shares of preferred stock outstanding. In addition to the foregoing, the Company has issued $115,000 in convertible promissory notes, which are convertible into shares of the Company's preferred stock, and $40,000 in warrants, which allow their holders to purchase additional shares of the Company's common stock.

The following is a summary of the rights of our capital stock and other securities as provided in our certificate of incorporation and bylaws and documents relating to prior exempt securities offerings. For more detailed information, please see our certificate of incorporation and bylaws, which have been filed as exhibits to the offering statement of which this offering circular is a part.

The Company does not currently have a stock incentive plan and has not set aside authorized shares of stock for an employee option pool. The Company does not intend to reserve shares of common stock for future issuances to employees, consultants and directors of the Company in the near future. The Company has made no commitments to issue additional shares of restricted common stock or stock options to co-founders or other members of its management team.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then-outstanding preferred stock.

Other Rights or Assessments. Of the Company's 1,155,553 issued shares of common stock, the 900,000 shares issued to the Company's two principal security holders may be adjusted in the case of stock splits, issuance of stock dividends, distributions or other reclassifications of the Company's common stock. The remaining 255,533 shares issued to holders other than the Company's two principal security holders bear participation rights with respect to certain of the Company's subsequent equity financings. None of the Company's shares of common stock bear any further anti-dilution provisions.

Preferred Stock

Our board of directors, which as of the date hereof consists of two directors, is authorized by our certificate of incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action

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by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock, but we may decide to do so in the future. Our board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law.

Convertible Promissory Notes and Warrants

Beginning in March 2016, the Company issued convertible promissory notes with a purchase price of $115,000 (the "Notes"). The Notes are convertible upon a qualified financing of the Company's equity securities equal to or greater than $1,000,000 into the equity securities issued in such financing. The availability of such equity securities may be dilutive and such equity securities will likely have will have greater rights than the Securities (as defined below: see "Securities Offered") offered hereunder. The percentage ownership of the Company by holders of the Notes will depend on the amount and terms of the equity financing prompting the conversion of the Notes.

The Company has issued warrants in the amount of $40,000 (the "Warrants"), enabling the holders to purchase shares of common stock of the Company at an exercise price of $1.00 per share. The Warrants do not have anti-dilution rights but their exercise price is subject to adjustment in the event of any forward or reverse stock splits. The percentage ownership of the Company by holders of the Warrants will depend on the number of shares of common stock outstanding at the time the Warrants are exercised.

Previous Exempt Offerings

The Company has issued the following exempt offerings in the past three years:

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
11/2014	Regulation D, Rule 506(b)	Common Stock	$105,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital
7/2015	Regulation D, Rule 506(b)	Common Stock	$144,500	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital

3/2016	Regulation D, Rule 506(b)	Convertible Promissory Notes	$115,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital
4/2016	Regulation D, Rule 506(b)	Warrants	$40,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital

Dilution of the Securities and Minority Ownership

Because the Securities being issued in this offering (the "Offering") will constitute a minority-in-interest of voting rights in the Company, the holders of a majority-in-interest of voting rights in the Company could limit the rights of a purchaser of the Securities (each, an "Investor") in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings, which may result in the issuance of securities holding greater rights than the Investors' Securities.

These changes could result in further limitations on the voting rights an Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where outstanding Notes are converted or Warrants are exercised or the Company issues new financing equity securities, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's economic rights. In addition, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

While the two principal security holders' securities bear no special rights beyond those of the Company's common stock (and in fact have fewer rights than shares of common stock issued to investors in a previous financing rounds), the two principal security holders together constitute a majority-in-interest of voting rights of the Company. Therefore, the two principal security holders have effective of control of the Company by exercise of the voting rights of their common stock.

Given that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or a part of his or her investment in the Securities issued in this Offering, and may never see positive returns on his or her investment.

For additional risks relating to this Offering or the Securities, see the Company's "Risk Factors" below.



After due and reasonable inquiry, the Company represents that, to its best information, knowledge, and belief, neither the Company, any member of the Company, any promoter connected with this Offering, any person that has been or will be paid remuneration for solicitation of purchases in connection with this Offering, nor any other person listed in Section 227.503(a) of Regulation CF in connection with this Offering has been subjected to or the recipient of any conviction, order, judgment, decree, suspension, expulsion, bar, or other event that is a disqualifying event as contemplated under Section 227.503 of Regulation CF.



INVESTFEED, INC

111 Nelson Street. Suite #2

Brooklyn, New York 11231 646-750-3115
www.investFeed.com

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date of this Offering are as follows:

Name	Position	Dates of Service
Ronald Chernesky	CEO, Director	Since inception
Andrey Freedman	CTO, Director	Since inception

The co-founders work full-time. There are no family relationships between any director, officer or significant staff member. During the past 2 years, none of the persons identified above have been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding. Other than our officers and directors, we do not have any employees and work with individual contractors.

BACKGROUND OF DIRECTORS AND EXECUTIVE OFFICERS

Ronald Chernesky, Co-founder, CEO. Ronald Chernesky is FinTech entrepreneur and a trader with over 10 years of experience trading NYSE securities. For 6 years, Mr. Chernesky was Head of U.S. Equities Trading at World Trade Financial Group (WTFG), a brokerage firm he helped grow to a recognized global operation. Mr. Chernesky has trained over 100 junior traders, an experience that led him to build investFeed, a social investing network. His past ventures include a role as the CEO of Thinking Alpha, a contributor platform for investors, and darkpooltrader.com, a website he co-founded with Andrew that was acquired by a private investor within 6 months.

Andrew Freedman, Co-founder, CTO. Drew brings 20 years software development and analytical talent to investFeed. Mr. Freedman has developed robust web applications for organizations as the former CEO of MidPoint Solutions. Prior to investFeed, he worked at World Trade Financial Group where he was recruited by and worked directly with investFeed co-founder Ronald Chernesky, and where he oversaw the development of an enterprise social network and risk reporting software used by 5,000 traders and managers in 20 countries.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

To date each of our executive officers have received a distribution of $2,000.00 to $3,000.00 from investFeed on a monthly basis.



investFeed is a social network for the investment community that enables its users to access curated stock research on demand. investFeed works as a reputation builder with built-in virality tools. This will enable us to become the go-to source for quality finance information.

investFeed generates revenues by providing to its customers access to premium market research from top-performing investors accessible via its website and mobile apps. Customers can use the base service at no cost and make transactional purchases for premium monthly subscriptions renewable month to month and premium articles. When customers purchase subscriptions, investFeed collects a portion of the subscription fees upfront (between 10% and 50% depending on $0 - $50k in monthly subscriptions).

The company generated revenue in 2015 and in 2016 as a result of increased inbound traffic to our website.

As an early-stage company, we have experienced losses thus far in our operating history.

We are still considered pre-revenue at this time as our focus is on user-acquisition and partnerships.

Our net loss was ($174,690) during the year ended 2015. This year, we project to keep pace with this number considering that we have been able to launch on desktop and mobile keeping development costs in line bringing our current net loss down to ($32,369).

We will open our product line and begin generating revenues. Although there is no guarantee that our historical results or cash flows (as described below and in our financial statements) will continue to develop based on our projections, we expect generally to grow in the coming years. Nonetheless, it may be years before Investors see a return on their investment, if they do at all.

All of our working capital is held in a bank checking account and will be used to invest into the business.

We anticipate using our available cash for operations within the year. We base this estimate on historical cash flows.

We expect that the proceeds of this offering will provide additional working capital for our Company. The proceeds of this offering will enable the business to continue its main activities and scale operations.

as of Dec 31, 2015, our cash on hand was low as it was a year prior as we pushed our available capital into product development as quickly as we could. Early revenues were incidental as our primary focus is production completion positioning our company to really start focusing on revenue generation.

Cash used in operating activities. Net cash used in operating activities primarily consisted of net loss and accrued liabilities.

Capital Resources. We have financed our operations through issuances of equity and note offerings.

Since inception, investFeed has raised $249,500 cash in exchange for several convertible notes payable (collectively, referred to as the "Notes"). With some minor exceptions, the terms of the

Notes are nearly identical, as described below. Interest accrues on the Notes at a rate of 6% per year. If the Company consummates an Equity Financing, defined as selling shares of Preferred Stock with an aggregate sales price of at least $1,000,000, the Notes shall automatically convert into Preferred Stock at a price per share equal to the lesser of: (i) 80% of the price of the issued Preferred Stock; or (ii) $3,000,000 divided by the number of shares and potential shares of Common Stock outstanding, on a fully diluted basis, immediately prior to the Equity Financing. As of December 31, 2015, approximately $83,000 of interest had accrued under the Notes.

We expect these trends to continue in the current fiscal year and in the coming few fiscal years

investFeed, Incorporated

FINANCIAL STATEMENTS

Years Ended December 31, 2014 & 2015
TOGETHER WITH
INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS



Michael J Hadzipanajotis, CPA

CPA & Consulting Services

INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Board of investFeed, Incorporated

We have reviewed the accompanying statement of financial position of investFeed, Incorporated as of December 31, 2015 and 2014, and the related statements of activities, functional expenses and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Organization management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America

MICHAEL J HADZIPANAJOTIS, CPA

Belmont, MA
June 7, 2016

INVESTFEED, INCORPORATED
BALANCE SHEETS
December 31, 2015 & 2014

	2015	2014
ASSETS		
Current Assets		
Cash & Cash Equivalents	31,076	5,866
Other Current Assets	-	-
Total Current Assets	**31,076**	**5,866**
Property & Equipment		
Furniture and Equipment	1,940	-
Accumulated Depreciation	(647)	-
Total Property & Equipment	**1,293**	-
Other Assets		
TOTAL ASSETS	$ **32,369** $	**5,866**
LIABILITIES & OWNERS EQUITY		
Current Liabilities	-	-
Total Liabilities	**-**	**-**
Net Assets		
Common Stock	1,121	15,000
APIC	213,899	
Retained Earnings	(182,651)	(9,134)
Total Net Assets	**32,369**	**5,866**
TOTAL LIABILITIES & EQUITY	$ **32,369** $	**5,866**

INVESTFEED, INCORPORATED
STATEMENT OF INCOME AND RETAINED
EARNINGS
December 31, 2015 & 2014

	2015	2014
Revenue	1,118	-
Cost of Sales		-
Gross Margin	1,118	-
Operating Expenses		
Outside Services	127,646	1,653
Management Fees	-	6,000
Legal Services	7,767	80
Office Supplies	7	43
Travel & Entertainment	2,472	404
Accounting	1,000	
Postage	550	
Bank Service Fees	311	
Depreciation	647	
Website Costs	17,359	775
Advertising	15,915	85
Other Expenses	2,135	94
Total Operating Expenses	175,808	9,134
Net Profit Before Taxes	(174,690)	(9,134)
Income Taxes	-	-
Net Income	(174,690)	(9,134)

INVESTFEED, INCORPORATED
STATEMENT OF CONSOIDATED CASH FLOWS &
NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS
December 31, 2015 & 2014

	December 31, 2015	December 31, 2014
OPERATING ACTIVITIES		
Net Income	**(174,690)**	**(9,134)**
Adjustments Needed To Reconcile To Net Cash Provided By Operations:		
Accounts Receivable	-	-
Loans Receivable	-	-
Prepaid Expenses	-	-
Deferred Revenue	-	-
Loans Payable	-	-
Other	-	-
Net Cash Provided By Operations	**(174,690)**	**(9,134)**
INVESTING ACTIVITIES		
Depreciation	647	
Purchase of Fixed Assets	(1,940)	-
Net Cash Used By Investing Activities	**(1,293)**	**-**
FINANCING ACTIVITIES		
Financing Activities	201,193	15,000
Net Cash Provided By Financing	**201,193**	**15,000**
Net Cash Change For Period	**25,210**	**5,866**
Cash Beginning Of Period	**5,866**	**-**
Cash End Of Period	**31,076**	**5,866**

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

investFeed Inc. (the "Company"), is a corporation organized June 30, 2014 under the laws of Delaware. The Company was formed so help investors and traders share and monetize their market insight through a social network. As of December 31, 2015, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have consisted of formation activities and preparations to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting and uses the accrual method of accounting.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Organization considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

Property and Depreciation

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Purchased property and equipment are stated on the basis of cost and donated items are recorded at their current estimated fair market value at date of donation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carry-forwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2015, the Company had deferred tax assets of approximately $53,974, related to net operating loss carryforwards (NOL) of $174,384 and $5,866, as of December 31, 2015 and 2014, respectively.

The Company files U.S. federal tax returns. As each year incurred a net operating loss, no federal taxes were due when the returns were filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at year end consist of the following:

Checking and money market accounts:

	December 31,	
	2015	2014
Cash	$ 31,076	$ 5,866
Total	$ 31,076	$5,866

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NOTE 3 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Financial instruments that potentially expose the chapter to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2014, the organization had $0 of uninsured balances at these institutions.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair values of assets measured on a recurring basis at December 31, 2015 and December 31, 2014 are as follows:

	FMV	Quoted Prices in Active markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash-2015:				
Cash	$31,076	NONE	NONE	NONE
Cash-2014:				
Cash	$5,866	NONE	NONE	NONE

NOTE 5- GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated meaningful revenues or profits since inception, and has sustained net losses of $174,384 and $5,866 for the years ended December 31, 2015 and 2014, respectively. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing from its stockholder and/or third parties. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

7

NOTE 6- RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.



INVESTFEED, INC
111 NELSON STREET, SUITE #2
BROOKLYN, NEW YORK 11231

USE OF PROCEEDS

We estimate that, at a per share Common Stock price of $1.00, the net proceeds from the sale of the 1,000,000 shares of Common Stock in this offering will be approximately $950,000, after deducting the estimated offering expenses of approximately $50,000.

The net proceeds of this offering will be used primarily to fund user acquisition/ marketing, R&D/product development, to hire additional web and mobile developers, and working capital.

Accordingly, we expect to use the net proceeds as follows:

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$50,000	$1,000,000
Less: Offering Expenses		
(a) StartEngine Fees (2.5% of 5% total fee)	$2,500	$25,000
(b) Professional Fees(1)	$2,500	$25,000
Net Proceeds	$45,000	$950,000

Use of Net Proceeds:		
(a) Marketing	$2,500	$200,000
(b) R&D	$10,000	$200,000
(c) Expansion	$2,500	$100,000
(d) Salaries and General Admin	$24,000	$160,000
(e) Professional Fees	$6,000	$40,000
(f) Working Capital	$5,000	$300,000
Total Use of Net Proceeds	$50,000	$1,00,000

(1) Includes estimated legal, accounting and marketing expenses associated with the Offering.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending the expenditure of proceeds of the offering pursuant to the uses described above, we intend to invest the net proceeds of this Offering in short-term, interest-bearing securities.

investFeed, Inc.
Video Transcript - StartEngine

Some people believe Wall Street needs reform.

Some believe the financial services industry is ripe for disruption.

At investFeed we believe revolution begins with the individual.

investFeed is a transparent social investment network that let's you take charge of your investment portfolio and control your own future.

Connecting with your brokerage account the investFeed relevant, crowdsourced, market insights and helps you access your own portfolio against a community of peers.

By sharing knowledge investors make better decisions, safer investments, and ultimately more money.

Today technology offers us the opportunity to make the stock market open, transparent, truthful, and free of noise the way it was always meant to be.

Even with the latest trading tools and technology investors still aren't any more profitable today than they were since the beginning of the stock exchange.

My partner and i created investFeed when we realized that people were relying to heavily on traditional social networks for investment research.

The lack of transparency surrounding these networks motivated us to develop a system where anyone making an investment strategy would be held accountable for their investment ideas.

Everything you need as an investor is all here in an open, transparent, and compliance friendly environment.

With investFeed you'll tap into the worlds smartest trading minds in real-time.

Make better investment decisions without incurring the fees of a broker.

Enjoy a platform that's fast, secure, and industry compliant.

See how your portfolio stacks up against your peers. Investfeed isn't just some app for connecting with the stock market. It's entirely revolutionizing the way you make investment decisions.

Let's democratize access to the financial markets by bringing transparency to personal investing.

Visit investFeed.com

Business Plan

investFeed

investFeed
Streams
AD SPACE
Anthony Distafano
Your Latest Positions
Featured Users
Go on Record
Feed
DrDuru
Latest Stream Positions
Trending Tickers
TESLA MOTORS IN
TSLA
BUY
Andrea Brooks
Mike Anderson
@MAnderson
New York, NY
42
POSTS
12
FOLLOWING
450
FOLLOWERS
9.05%
PORTFOLIO

The World's First Fully Transparent Social Investment Network

www.investFeed.com

Contact Ron Chernesky about investment opportunities: 646.750.3115 ron@investfeed.com





investFeed

Trading and Portfolio Transparency.


TESLA MOTORS IN
TSLA
225.6
$0.70 (0.31%) TODA
BUY
$235.5
OPEN
$236.63
HIGH
Andrea Brooks
22m
Sneak peek of the new Tesla building.. th
Mike Anderson
@MAnderson
New York, NY
Hedge fund manager and #startup enthusiast. Keeping a close eye on #fintech, #technology, #bitcoin, and #roboadvisors.
42
POSTS
12
FOLLOWING
450
FOLLOWERS
9.05%
PORTFOLIO
Mike Anderson
2m
This bullish forecast on Apple issued on July 24th, before Q3 earnings report Apple AAPL is up more than 8% gain in 1 week.
32
10

investFeed lets traders **reveal their portfolios** to one another and discuss new and existing trades in an easy-to-use, intuitive interface.

Our product **connects with your brokerage account** to curate **verified market positions** from real investors and help you assess your own track record against our community of peers, real-time.

We use **social benchmarking tools** and **data analytics** to help you leverage the knowledge of top-performing investors, and together navigate the stock market for mutual, **long-term profit**.

Problem



Investors can't verify the credibility of market information on social media



NO TRANSPARENCY

- Creates distrusts
- Results in asset misallocation
- Instability



POOR QUALITY

- Instability
- Results in asset misallocation
- Opinions on social media are often misrepresented, inaccurate, incomplete, or untimely



LIMITED ACCESS TO FINANCIAL MARKETS

- Lack of education limits ability to interpret, and respond to information
- Market information not timely or equitably disseminated



Our Solution



A social trading platform that empowers every investor with verifiable market opinions.



RELIABLE AND TIMELY INFORMATION

- Improves resource allocation
- Enhances efficiency and long-term growth
- Improves market stability



OPENNESS

- Enables the public to make informed investment decisions
- Improves the accountability of market movers
- Reduces the scope of errors

HIGH QUALITY

- Brokerage integration prevents dishonest reporting
- Community standards and tools maintain high quality of insights
- Variety of user-generated multimedia content encourage sharing of in-depth information







How it works

investFeed

FEED
Sean Anderson
How is your portfolio doing?
Great! Take a look and feel free to copy.
0/500
APPL
BEAR
BULL

Connect your brokerage account and leverage the real trade activity of other investors



TRANSPARENCY

Discover stock ideas with verified positions. Connect your brokerage account and find ideas easily with real money backing them to trade with confidence.



COLLECTIVE INTELLIGENCE

Our analytics and reporting tools leverage data from verifiable investors to help investors make better decisions and mitigate the risk associated with investing.



EXPOSURE

Establish yourself within our community of veteran and aspiring investors, corporations, and influencers from around the world.

OPENNESS

Invest, engage, and network with trusted peers. Share ideas to invest better together. Discuss your stocks in a compliance-friendly environment.





SOCIAL BENCHMARKS

Our social indexes measure your market performance by comparing your track record to similar investors for personal improvement and self-validation.

How it works

investFeed

Connect your brokerage account and leverage the real trade activity of other investors



1 Find stock ideas



2 Share your portfolio with friends



3 Invest with confidence



Mike Anderson
@MAnderson
New York, NY
Hedge fund manager and #startup enthusiast. Keeping a close eye on #fintech, #technology, #bitcoin, and #roboadvisors.
42
12
450
9.05%
FEED
Sean Anderson
How is your portfolio doing?
Great! Take a look and feel free to copy.
0/500
APPL
BEAR
BULL
ORDER SENT!
Total Cost
$2,481.71
Shares Purchased
11

COLLECTIVE INTELLIGENCE

Our analytics and reporting tools leverage data from verifiable investors to help investors make better decisions and mitigate the risk associated with investing.



OPENNESS

Invest, engage, and network with trusted peers. Share ideas to invest better together. Discuss your stocks in a compliance-friendly environment.



TRANSPARENCY

Discover stock ideas with verified positions. Connect your brokerage account and find ideas easily with real money backing them to trade with confidence.



EXPOSURE

Establish yourself within our community of veteran and aspiring investors, corporations, and influencers from around the world.

SOCIAL BENCHMARKS

Our social indexes measure your market performance by comparing your track record to similar investors for personal improvement and self-validation.



Value to User

investFeed offers the simplest and most compelling way to discuss the markets

EASE OF USE

Search by stock name, investing style, holding time-frame, and more

COMPLETE

55% of small cap companies have no or virtually no meaningful analyst coverage[1], but these stocks have investors who have insights into them

TARGETED

Of 500M daily tweets, only 0.012% contain $ticker[2] of a company listed on NASDAQ or NYSE

CLEAN

Some of these stocks are abused by spammers

ACCURACY

Twitter users confuse $tickers[2] (e.g. $HP instead of $HPQ to refer to Hewlett Packard

TRANSPARENT

There is no way to verify if a Twitter user has a position in the stock they mention

ACCOUNTABILITY

Seeking Alpha contributors often have no positions in the stocks they discuss and no plans to

RESULTS

No financial news or social investing network discloses the performance of its users

1.   Source: SeekingAlpha.com
2.   Called $cashtag on Twitter

investFeed

Our Unfair Advantage

Imagine if you could verify the credibility of a stock post on Twitter, and duplicate the trades of successful investors? We built just that!

TRADE SECURELY



Gauge market sentiment

Share your positions with other investors

Purchase stocks directly from posts, charts, profiles and watchlists.

VERIFY POSITIONS



Easily integrate with 25+ brokerage providers

Track performance

User scoreboard

Features

Market data, trading tools, and social networking features


investFeed

MARKET DATA

- ∨ Stocks
- ∨ US equities
- ∨ ETFs
- = Options
- = Futures
- = International equities
- = Mutual funds
- = FX
- = Bitcoin

INVESTOR TOOLS

- ∨ On-Demand Trade Alerts
- ∨ Portfolio Monitoring
- ∨ Point and Click Entry
- ∨ Real-Time Position View
- ∨ Advanced Charting
- ∨ Performance Stats
- ∨ Brokerage Integration
- ∨ Advanced Order Types
- = Auto-Trade
- = Auto-Invest
- = Robo-Advisory

SOCIAL NETWORKING

- ∨ Live Feed
- ∨ Jobs Board
- ∨ Niche Networking
- ∨ Social Plugins
- ∨ Articles
- ∨ Videos
- ∨ Messaging
- ∨ Embed-In-Post
- ∨ Open Microblogging
- = Custom Disclaimers

MARKET SENTIMENT

- ∨ News Feed
- ∨ Trending Stocks
- ∨ Sentiment Tracker
- ∨ Position Tracking
- ∨ Portfolio Tracking
- = Social Heat Map
- = Market Simulator

Market Changes

Despite market conditions, the number of investors has grown 3% in the past year.[1]

- Self-directed segment is growing quicker than non-self directed investors from 2011 to 2015.[1]

- US spend on financial data and news totaled $12.13 bn in 2014, up 4.99% in 2014 from 2013.[1]

- Average cost for investor education tools; $111.[2]

1. Source: Burton Taylor
2. Source: LibraryJournal

Investors in the U.S.



2010 2011 2012 2013 2014 2015

□ Traditional Investor   ■ Active Investor

0 15 30 45 60

3. Source: Cegent (Investors in the U.S.)

Social Media Informs & Shapes the Investing Process

Growing Adoption rates of social media as a tool for investor relations

40%*
Institutions globally expecting to increase their use of social media in the coming year

33%*
Said information obtained on social media triggered a discussion with their investment consultant

37%*
Said they shared information from social media with decision-makers at their companies

48%*
Investors say that information from social media prompted them to do additional research on an industry issue or topic

30%*
Institutional investors say data consumed via social media has directly influenced an investment decision

80%*
Institutional investors use social media as part of their work flow

* Source: Greenwich associates

investFeed

Market Fit

investFeed


HOME
FEED
PORTFOLIO
Bryan Armstrong
1m
This bullish forecast on Apple issued on July 24th, before Q3 earnings report Apple AAPL is up more than 8% gain in 1 week.
8
2
Andrea Brooks
6m
Sneak peek of the new Tesla building.. thoughts?
TESLA
Behind the scenes of Tesla's new HQ
TechCrunch
22
14



Excellent platform for establishing your credibility as a trader. investFeed is the only social network where I can demonstrate my track record and verify who else is profitable.

Miguel Ferreira (Independent equities trader)



As an active investor, I find it incredibly useful to gauge the market's sentiment of a stock on investFeed. The platform filters out the noise that you find on social media and allows you to monitor what other traders and investors really are buying and selling.

Jeff Dasilva (Goldman Sachs - Analyst)



Social media can be helpful to generate investment ideas, but don't provide users enough data to judge the returns of other members. On investFeed, I have access to a vast amount of experience and I can verify the performance and open positions of anyone who shares an opinion about my investments.

Kenny Polcari (New York Stock Exchange Floor Trader)



Excellent platform for establishing your credibility as a trader. investFeed is the only social network where I can demonstrate my track record and verify who else is profitable.

Alex Liauska (Investment Analyst at Barclays)

1 PHASE I

- Advertising
- Promoted Accounts
- Premium Subscriptions
- Commissions on trades

As We Are Building Contributor + Consumer Audience

2 PHASE II

- IR Solutions
- Promoted Feeds
- Promoted Stocks

500K Unique Visitors

3 PHASE III

- Big Data Revenue

1 Million Unique Visitors





investFeed

Features that lead the industry

investFeed

	twitter	Seeking Alpha	StockTwits	eToro (Your Social Investment Network)	covestor	investFeed
Real-time Market Data	✓	✓	✓	✓	✓	✓
Crowdsourced Analysis	✓	✓	✓	✓		✓
Verified Positions				✓		✓
Performance Stats				✓	✓	✓
Social Indexes			✓			✓
Multi-Broker Integration						✓
Secure Trading				✓	✓	✓
	*Est. $10B Valuation	*Est. $500M Valuation	*Est. $50M Valuation	*Est. $200M Valuation	*Acq. by Interactive Brokers	



Team

investFeed

Ronald Chernesky
Co-Founder, CEO



- FinTech entrepreneur with 10 years experience as an NYSE trader
- Head Trader U.S. Equties, World Trade Financial Group
- Grew firm from ground floor to over 250+ traders in NYC; opened 4 offices in the U.S.
- Trained and mentored over 100+ junior traders
- Founded Thinking Alpha, a contributor platform for investors and traders
- Co-founded darkpooltraders.com; self-funded, acq. within 6 months of initial launch



Andrew Freedman
Co-Founder, CTO



- Full Stack Engineer with 10 years experience in financial technology
- Sr. Web Developer, World Trade Financial Group
- Built social collaboration risk request software used by 5,000 traders in 20 countries
- Co-founded darkpooltraders.com (self-funded, acq. within 6 months of initial launch
- Created and developed top-rated Android app; 50,000 downloads under 6 months in 2011



Clayton Lambert
Web Developer

Full-Stack Developer and UI/UX Design

Blinn College, ComputerScience





Justin Jovanovic
Marketing

Social Media and User Support Management

Founder eTicketing, George Washington University





Jeff Dayton
Business Advisor

Founder & CEO, Alpha Funders. Venture advisor and angel. 4 successful exits.

Liberty University (Juris Doctorate, partial) B.S. Tennessee State (Technology and Accounting)



Srikant Krishna
Technical Advisor

Founder & CEO, Picofemto LLC, SVP BNY ConvergEx, VP Sanford C. Bernstein & Co.

B.S. John Hopkins (Biochemistry), M.S. Cornell (Biophysics), M.S. Columbia (Computer Science)



Milestones



DISRUPTION BEGINS

3,000 BETA SIGNUPS

- PRIVATE BETA
- SEED $100K

- WEBSITE LAUNCH
- 7,000 BETA SIGNUPS

- SEED $150K
- 15K SIGNUPS

- IOS/ANDROID
- SEED ROUND

50K SIGN UPS

Q2 - 2014   Q3 - 2014   Q1 - 2015   Q3 - 2015   Q3/Q4 - 2015   Q1 - 2016   Q4 - 2016

WE ARE HERE

investFeed

investFeed

Exit Strategy

investFeed will have multiple exit opportunities that will result in a high ROI


FINANCIAL MANAGEMENT
Betterment
wealthfront
PERSONAL CAPITAL
Goldman Sachs
charles SCHWAB
SIGFIG
motif INVESTING
J.P.Morgan
RETAIL BROKERAGE
E*TRADE
TD Ameritrade
Interactive Brokers
Fidelity
TradeStation
Scottrade
robinhood
SOCIAL MEDIA
in
StockTwits
etoro
MARKET NEWS & DATA
Bloomberg
YAHOO! FINANCE
THE WALL STREET JOURNAL. WSJ
Seeking Alpha α
MarketWatch
REUTERS
CNBC

Why back us?

1 The first platform that brings the power of social networks - openness, connectivity, collective intelligence - to the world of personal investing.

2 An expanding and unsaturated marketplace with few comparable competitors and a tremendous growth potential

3 An experienced team united by a deep understanding of FinTech, a relentless drive, and the vision to make it happen!

investFeed

Fundraising Terms and Contact

investFeed

Target $1,000,000

OPENING THE GATES
TO 90 MILLION INVESTORS



- **Equity**
  - **$5,000,000 Cap, 20% discount**

Ask about investment opportunities

Ronald V. Chernesky

646.750.3115



ron@investfeed.com



www.investFeed.com



INDEBTEDNESS

Line of Credit Agreement

On March 23, 2016, the Company entered into a $20,000 loan agreement with Mark Carrington (the "Loan Agreement"). As of the date of this Offering, Mark Carrington owns 60,000 shares of the Company's common stock. The unsecured loan made pursuant to the Loan Agreement is payable in two tranches of $10,000 each. The first tranche was paid to the Company on May 15, 2016. The second tranche is currently outstanding. The maturity dates for the first tranche is November 15, 2016. The maturity date for the second tranche will be six months following the payment date of such tranche. Mark Carrington has the right to refuse payment of the second tranche in his sole discretion. Advances under the Loan Agreement bear interest at a rate of 10% per annum. Any unpaid interest shall be counted as principal for the purposes of calculating monthly interest payments. If any capital remains outstanding with respect to a tranche twelve months following the maturity date of such tranche, the rate of interest thereon shall be increased to 15% per annum.

Convertible Notes

As of the date of this Offering, the Company has issued a number of convertible promissory notes for an aggregate purchase price of $115,000 ("Notes"), the first of such issuances occurring on March 1, 2016. The Notes bear an annual interest rate of 6% and convert into shares of the Company's common stock upon the occurrence of a Qualified Financing Event at a 20% discount. For a complete understanding of the terms of the Notes, please refer to Exhibits 1 through Exhibit 12. The Company anticipates that it will continue to issue additional Notes until the Company determines, in its sole own discretion, that it has raised sufficient funds to meet its capital needs.

Bylaws

The board of directors may amend or repeal the Company's bylaws except that either: (a) the certificate or applicable law reserves this power exclusively to stockholders in whole or in part or (b) the board may not amend or repeal bylaws that have been adopted by the stockholders of the Company. A Delaware corporation's stockholders may amend or repeal the corporation's bylaws even though they may also be amended or repealed by the board of directors.



INVESTFEED, INC

111 Nelson Street. Suite #2

Brooklyn, New York 11231 646-750-3115
www.investFeed.com

PREVIOUS EXEMPT OFFERINGS

The Company has issued the following exempt offerings in the past three years:

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
11/2014	Regulation D, Rule 506(b)	Common Stock	$105,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital
7/2015	Regulation D, Rule 506(b)	Common Stock	$144,500	Professional Fees, Marketing, R&D, Salaries & General Admin

				and Working Capital
3/2016	Regulation D, Rule 506(b)	Convertible Promissory Notes	$115,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital
4/2016	Regulation D, Rule 506(b)	Warrants	$40,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital



INVESTFEED, INC

111 Nelson Street. Suite #2

Brooklyn, New York 11231 646-750-3115
www.investFeed.com

RELATED PARTY TRANSACTIONS

InvestFeed has not entered into any related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into not terms that are no less favorable to use than those that can be obtained from any unaffiliated third party.